UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of January, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



London Stock Exchange



        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED

                               PERSONS


All relevant boxes should be completed in typed block capital letters.


  1    Name of company

       SPIRENT plc



  2    Name of director

       MY E CHUNG



  3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

       In respect of the Director's Holding



  4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)


       BANK OF NEW YORK (SEE ADDITIONAL INFORMATION)




  5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

       N/A



  6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary.

       EXERCISE OF PURCHASE RIGHTS UNDER THE SPIRENT
       EMPLOYEE STOCK PURCHASE PLAN





 7    Number of shares/amount of stock acquired

      22,400 SHARES



 8    Percentage of issued
      Class

      0.00238%




 9    Number of shares/amount of stock disposed

      NIL



10    Percentage of Issued
      Class

      N/A



11    Class of security

      Ordinary shares of 3 1/3p each
     (SEE ADDITIONAL INFORMATION)



12    Price per share

      14.25 PENCE



13    Date of transaction

      02 JAN 2003



14    Date company informed

      08 JAN 2003


15    Total holding following this notification

      70,997 SHARES IN TOTAL, OF WHICH 31,377 ARE BENEFICIALLY HELD AS ADRs AND 39,620 NON-BENEFICIALLY HELD UNDER THE COMPANY'S ANNUAL BONUS INCENTIVE PLAN


16    Total percentage holding of issued class following this notification

      0.00753%

If a director has been granted options by the company please complete the following boxes.


17    Date of grant

      02 JAN 2003



18    Period during which or date on which exercisable

      02 JAN 2004




19    Total amount paid (if any) for grant of the option

      NIL


20    Description of shares or debentures involved: class, number

      17,653 ORDINARY SHARES OF 3 1/3 PENCE

      The exercise price and number of purchase rights under the PLAN cannot be determined until maturity (i.e. 12 months following the date of grant). 17,653 relates to the number of shares subject to purchase rights based on the market price of a Spirent Ordinary share (less an applicable 15 per cent discount) as at the date of grant.

      (SEE ADDITIONAL INFORMATION)


21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

      IN ACCORDANCE WITH THE RULES OF THE EMPLOYEE STOCK PURCHASE PLAN, THE FINAL EXERCISE PRICE CANNOT BE DETERMINED UNTIL MATURITY, WHICH IN NORMAL CIRCUMSTANCES IS 12 MONTHS FROM THE DATE OF GRANT. THE PURCHASE PRICE IS SET AT A 15% DISCOUNT TO THE MARKET PRICE OF A SPIRENT ORDINARY SHARE ON EITHER THE FIRST OR LAST DAY OF THE OFFERING PERIOD - WHICHEVER PRICE IS THE LOWER. THE DISCOUNTED PRICE ON THE FIRST DAY OF THE OFFERING PERIOD WAS 14.25 PENCE. (SEE ADDITIONAL INFORMATION)



22 Total number of shares or debentures over which options held following this notification

      1,906,609 OPTIONS OVER ORDINARY SHARES OF 3 1/3P PENCE


23    Any additional information

      THE EMPLOYEE STOCK PURCHASE PLAN IS AN ALL EMPLOYEE SHARE PLAN UNDER WHICH ELIGIBLE USA EMPLOYEES PARTICIPATE ON A SIMILAR BASIS TO THE UK SAVINGS RELATED SHARE OPTION SCHEME. ALL OUSTANDING PURCHASE RIGHTS UNDER THE PLAN ARE EXERCISED AUTOMATICALLY UPON MATURITY OF THE OFFERING PERIOD. PURSUANT TO THE OPERATION OF THE PLAN, THE 22,400 ORDINARY SHARES WERE DELIVERED AS AMERICAN DEPOSITORY RECEIPTS (ADRs) TO THE BANK OF NEW YORK, WHO ARE THE APPOINTED ADMINISTRATORS OF THE PLAN.



24    Name of contact and telephone number for queries

      LUKE THOMAS- 01293 767658



25    Name and signature of authorised company official

      Responsible for making this notification


      Luke Thomas - Deputy Company Secretary


      Date of notification .8 JAN 2003





London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)

Enquiries: Continuing obligations: Telephone: 020 7797 3850/1639/1972/3150



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___January 8, 2003____              By   ____/s/ Luke Thomas____

                                                    (Signature)*